Exhibit 99.2

Announcement No.: 2026-002

Stock Code: 400239	Stock Abbreviation: Lianluo 3	Sponsor: Caitong Securities

Hangzhou Lianluo Interactive Information Technology Co., Ltd.

Announcement Regarding the Detention of the Company’s Controlling Shareholder, Controlling Person, and Chairman

The Company and all members of its Board of Directors guarantee the truthfulness, accuracy, and completeness of the contents of this announcement, and confirm that there are no false records, misleading statements, or material omissions. They accept joint and several liability for the truthfulness, accuracy, and completeness of the contents hereof.

Hangzhou Lianluo Interactive Information Technology Co., Ltd. (the “Company”) recently received a notice from the family of Mr. He Zhitao, the Company’s controlling shareholder, controlling person, and Chairman, that they received a “Notice of Detention” and a “Notice of Investigation” issued by the Haibei Prefecture Supervisory Commission, and that Mr. He Zhitao is being placed under investigation and has been detained.

The aforementioned matters pertain personally to Mr. He Zhitao. The Company has a sound governance structure and internal control mechanism, and its daily operations and management are handled by its executive officers. Currently, all other directors and executive officers are performing their duties normally, the Board of Directors is fulfilling its responsibilities in accordance with the laws, and all business activities of the Company and its subsidiaries are proceeding normally. The aforementioned matters are not expected to have a significant adverse impact on the Company’s normal operations.

As of the date of this announcement, the Company is unaware of the progress or conclusions of the aforementioned matters. The Company will continue to monitor the progress of these matters and will strictly fulfill its information disclosure obligations in a timely manner in accordance with relevant laws, regulations, and requirements. The Company’s designated information disclosure platform is the National Equities Exchange and Quotations (www.neeq.com.cn), and all information disclosed by the Company is subject to the information published on the aforementioned designated platform. Investors are advised to invest rationally and be aware of the risks.

Hangzhou Lianluo Interactive Information Technology Co., Ltd.

Board of Directors

January 8, 2026